SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR TO OPEN LISBON BASE (NO 65) IN APRIL

4 NEW ROUTES TO DOLE, MANCHESTER, MARSEILLE & PISA (9 IN TOTAL)

900,000 PAX P.A. & 900 JOBS FOR LISBON

Ryanair, Europe's favourite low fares airline, today (23 Jan) announced it would open its 3rd Portuguese base (65 in total) at Lisbon in April 2014 with one based aircraft and 4 new routes (9 in total) as Ryanair invests over $90m at Lisbon Airport.

From April 2014 Ryanair will grow at Lisbon as follows:

• 1 based aircraft
• 4 new routes: Dole, Manchester, Marseille & Pisa (9 in total)
• 124 weekly flights
• 900,000 pax p.a
• 900* "on site" jobs

Ryanair celebrated its new Lisbon and 4 new routes base by releasing 100,000 seats on sale at prices from €17.99 for travel in Feb and Mar, which are available for booking until midnight Monday (27 Jan).  Ryanair's new Lisbon routes will begin in April and will go on sale on www.ryanair.com tomorrow.

In Lisbon today, Ryanair's Chief Commercial Officer, David O'Brien said:

"Ryanair is delighted to announce Lisbon as our 65th base (and our third in Portugal) and to unveil 4 new routes to Dole, Manchester, Marseille and Pisa beginning in April, as part of our summer 2014 schedule, which will go on sale on www.ryanair.comtomorrow.

Our 4 new Lisbon routes will allow Portuguese consumers and visitors to escape TAP's high fares and instead enjoy Ryanair's lowest fares and industry leading customer service and punctuality. Only Ryanair, with its 175 new aircraft order, can deliver the capacity, new markets and low costs demanded by Portuguese consumers and visitors, and looks forward to working with Lisbon Airport to unlock the vast potential currently suppressed by high access air costs.

To celebrate Ryanair's new Lisbon base and 4 new routes, Ryanair is launching a seat sale with fares starting from €17.99 for travel across Europe in February and March, which are available for booking until midnight Monday (27 Jan). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

                                                     9 LISBON ROUTES

Dole	6 weekly NEW
Brussels	28 weekly
Dublin	14 weekly
Frankfurt	8 weekly
London	28 weekly
Manchester	8 weekly NEW
Marseille	14 weekly NEW
Paris	14 weekly
Pisa	4 weekly NEW

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

For further information
please contact:
                            Robin Kiely                             Joe Carmody
                                     Ryanair Ltd                             Edelman Ireland
                                     Tel: +353-1-8121212           Tel: +353-1-6789 333
                                     press@ryanair.com               ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 January, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary